Exhibit I.(1)-1

28 December 2006

To: the shareholders of SUNDAY Communications Limited

Dear Sir/Madam,

SUNDAY Communications Limited (the “Company”)

Reference is made to the circular of the Company dated 7 November 2006 (the “Circular”) and to the Company’s announcements dated 30 November 2006, 14 December 2006 and 20 December 2006. Terms defined in the Circular shall have the same meanings when used in this letter unless otherwise defined herein.

As referred to in the Company’s announcement dated 14 December 2006, it is proposed that a shareholders resolution to wind up the Company will be passed on 29 December 2006. This follows payment of the Proposed Distribution having been made and the withdrawal of the listing of the Shares on the Stock Exchange having become effective on 20 December 2006.

In accordance with the provisions of the BVI Business Companies Act, 2004, we enclose a copy of the liquidation plan in respect of the voluntary liquidation of the Company. You are not required to take any further action or steps in relation to the enclosed liqiuidation plan.

Yours faithfully For and on behalf of SUNDAY Communications Limited Alexander Anthony Arena Chairman

SUNDAY Communications Limited
(Incorporated in the British Virgin Islands with limited liability)
Registered Office: P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands